As filed with the Securities and Exchange Commission on February 11, 2005

File No. 70-10110

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-1/A

AMENDMENT NO. 2 TO

APPLICATION OR DECLARATION

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Wisconsin Electric Power Company

231 West Michigan Street

P.O. Box 2046

Milwaukee, Wisconsin 53201

(Name of company filing this statement and

address of principal executive office)

None

(Name of top registered holding company

parent of each applicant or declarant)

Larry Salustro

Executive Vice President and General Counsel

Wisconsin Electric Power Company

231 West Michigan Street

P.O. Box 2046

Milwaukee, Wisconsin 53201

(Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this matter to:

A. William Finke, Counsel	Bruce C. Davidson, Esq.
Wisconsin Electric Power Company	Hoyt R. Stastney, Esq.
231 West Michigan Street	Quarles & Brady LLP
P.O. Box 2046	411 East Wisconsin Avenue
Milwaukee, Wisconsin 53201	Milwaukee, Wisconsin 53202

Wisconsin Electric Power Company hereby amends and restates its Application on Form U-1 filed on January 10, 2003, Commission File No. 70-10110, and amended by Amendment No. 1 thereto filed on December 23, 2004, as follows:

ITEM 1 – DESCRIPTION OF THE PROPOSED TRANSACTION

A.	Introduction and Request for Commission Action

Pursuant to Section 3(a) of the Public Utility Holding Company Act of 1935 (the “Act”), Wisconsin Electric Power Company (“Wisconsin Electric”) requests an exemption from all of the provisions of the Act, other than Section 9(a)(2) of the Act. Wisconsin Electric seeks an order from the Commission granting it an exemption pursuant to Section 3(a)(1) and/or 3(a)(2) so that Wisconsin Electric will no longer be required to annually file an exemption statement on Form U-3A-2, pursuant to 17 C.F.R. § 250.2 (“Rule 2”) to maintain its exempt status.

Wisconsin Electric is a Wisconsin corporation, a wholly owned subsidiary of Wisconsin Energy Corporation (“WEC”) and a combined electric utility company and gas utility company. As a result of acquiring interests in two public-utility companies (see HCAR 35-27329 issued December 28, 2000, which was previously filed as Exhibit G-1), Wisconsin Electric itself became a holding company as defined by Section 2(a)(7) of the Act.

For the reasons set forth more fully below, we believe that it would be appropriate for the Commission to grant the relief requested. A Proposed Form of Notice of the filing of this application required by 17 C.F.R. § 250.22(f) was previously filed as Exhibit H-1.

B.	Description of the Parties

Wisconsin Electric is a Wisconsin corporation and a wholly owned subsidiary of WEC. Wisconsin Electric is a public-utility company that generates, distributes and sells electric energy to retail customers in Wisconsin and the Upper Peninsula of Michigan and sells electric energy at wholesale. Wisconsin Electric also purchases, distributes and sells natural gas to retail customers and transports customer-owned gas in Wisconsin. As of December 31, 2003, Wisconsin Electric served approximately 1,068,000 electric retail customers and approximately 428,700 gas retail customers (including 370 customers for whom Wisconsin Electric transports customer-owned gas).

Wisconsin Electric owns its principal properties outright except that the major portion of electric utility distribution lines, steam utility distribution mains and gas utility distribution mains and services are located, for the most part, on or in streets and highways and on land owned by others. Substantially all of Wisconsin Electric’s fixed properties and franchises are subject to a first mortgage lien, although there are presently no bonds outstanding secured by such lien.

Effective January 1, 2001, Wisconsin Electric exited the electric transmission business by contributing all of its transmission assets to American Transmission Company LLC in exchange for an equity interest in this new company.

Wisconsin Electric owns the following generating stations with dependable capabilities as indicated.

Name	Fuel	No. of Generating Units	Dependable Capability In Megawatts (a) December 2003
Steam Plants
Point Beach	Nuclear	2	1,036
Oak Creek	Coal	4	1,139
Presque Isle	Coal	9	618
Pleasant Prairie	Coal	2	1,234
Port Washington (b)	Coal	3	225
Valley	Coal	2	227
Edgewater 5 (c)	Coal	1	106
Milwaukee County	Coal	3	11

Total Steam Plants		26	4,596
Hydro Plants (14 in number)		37	57
Germantown Combustion Turbines (d)	Gas/Oil	5	345
Concord Combustion Turbines (d)	Gas/Oil	4	376
Paris Combustion Turbines (d)	Gas/Oil	4	394
Other Combustion Turbines & Diesel (b)(d)	Gas/Oil	4	42

Total System		80	5,810

(a)	Dependable capability is the net power output under average operating conditions with equipment in an average state of repair as of a given month in a given year. The values were established by test and may change slightly from year to year.

(b)	Wisconsin Electric retired Port Washington Units 4 (coal) & 6 (oil) effective January 1, 2003 which resulted in a decrease of 97 megawatts. In connection with the construction of new generating units, Wisconsin Electric retired the remaining coal units in September 2004. See “WEC’s Power the Future Strategy” below.

(c)	Wisconsin Electric has a 25% interest in Edgewater 5 Generating Unit, which is operated by Alliant Energy, an unaffiliated utility.

(d)	The dual fuel facilities burn oil only if natural gas is not available due to constraints on the natural gas pipeline and/or at the local gas distribution company that delivers gas to the plants.

As noted in the Form U-3A-2/A filed as Exhibit I-1 to this application, all of Wisconsin Electric’s generating plants are located in Wisconsin, except the Presque Isle plant and 12 small hydro plants which are located in the upper peninsula of Michigan. Additionally, all of the remainder of Wisconsin Electric’s material properties and distribution lines are substantially located in Wisconsin, except as otherwise identified herein or in the Form U-3A-2/A.

As of December 31, 2003, Wisconsin Electric operated approximately 21,900 pole miles of overhead distribution lines and 19,800 miles of underground distribution cable, as well as approximately 345 distribution substations and 260,200 line transformers.

As of December 31, 2003, Wisconsin Electric’s gas distribution system included approximately 8,800 miles of mains connected at 22 gate stations to the pipeline transmission systems of ANR Pipeline Company, Guardian Pipeline, L.L.C., Natural Gas Pipeline Company of America, Northern Natural Pipeline Company and Great Lakes Transmission Company. Wisconsin Electric has a liquefied natural gas storage plant which converts and stores in liquefied form natural gas received during periods of low consumption. The liquefied natural gas storage plant has a send-out capability of 70,000 dekatherms per day. Wisconsin Electric also has propane air systems for peaking purposes. These propane air systems will provide approximately 2,400 dekatherms per day of supply to the system.

As of December 31, 2003, the combined steam systems supplied by the Valley and Milwaukee County Power Plants consisted of approximately 43 miles of both high pressure and low pressure steam piping, 9.0 miles of walkable tunnels and other pressure regulating equipment.

Wisconsin Electric owns various office buildings and service centers throughout its service area.

The subsidiaries of Wisconsin Electric, including entities in which Wisconsin Electric has a more than 20% equity interest and accounts for its investment under the equity method, consist of the following:

i.	American Transmission Company LLC (“ATC”), a Wisconsin limited liability company. ATC is an electric utility company that was formed to own all electric transmission facilities in Wisconsin, as well as certain very limited transmission facilities located in northern Illinois and the upper peninsula of Michigan. (See HCAR 35-27329.) As of December 31, 2003, ATC owned a total of 8,877 miles of transmission lines, 6,903 miles of which are located in Wisconsin, 1,964 miles of which are located in the upper peninsula of Michigan and 10 miles of which are located in Illinois. As of December 31, 2003, Wisconsin Electric held a 34.6% ownership interest in ATC. Additionally, as of December 31, 2003, Edison Sault Electric Company, another wholly owned subsidiary of WEC, held a 4.8% ownership interest in ATC.

ii.	ATC Management Inc. (“ATC Management”), a Wisconsin corporation. As of December 31, 2003, ATC Management has a nominal membership interest (a one/one millionth share) in and is the manager of American Transmission Company LLC. As of December 31, 2003, Wisconsin Electric held a 40.1% ownership interest in ATC Management.

ATC Management’s operating revenues are included in the operating revenues for ATC.

iii.	Bostco LLC (“Bostco”), a Wisconsin limited liability company. Bostco is a company that was formed for the purpose of acquiring, owning, renovating and leasing space in a building located in Milwaukee, Wisconsin. Wisconsin Electric currently holds a 100% ownership interest in Bostco. Bostco is not a public-utility company under the Act. All of the gross and net revenues for Bostco are generated in Wisconsin.

Bostco is included in Wisconsin Electric’s consolidated financial statements. Wisconsin Electric’s interests in ATC and ATC Management are accounted for by the equity method in the consolidated financial statements, so their revenues are not included in Wisconsin Electric’s consolidated revenues. The following tables show, for each of the last three years: (a) Wisconsin Electric’s (“WE”) consolidated gross and net operating revenues generated from operations in Wisconsin and those from operations in other states; (b) ATC’s operating revenues generated from operations in Wisconsin and those from operations in other states; and (c) the result of combining the revenues reported in (a) and (b).

Gross Operating Revenue

(Millions of dollars)

Year	Entity	Total	Wisconsin	Out-of-State(1)	% of Total in Wisconsin	% of Total Out-of- State
2003	WE	$2,521.9	$2,358.1	$163.8	93.50%	6.50%
	ATC	225.6	200.6	25.0	88.92%	11.08%

	Combined	$2,747.5	$2,558.7	$188.8	93.13%	6.87%
2002	WE	$2,295.9	$2,152.2	$143.7	93.74%	6.26%
	ATC	205.3	191.2	14.1	93.13%	6.87%

	Combined	$2,501.2	$2,343.4	$157.8	93.69%	6.31%
2001	WE	$2,318.7	$2,149.1	$169.6	92.69%	7.31%
	ATC	174.5	167.8	6.7	96.16%	3.84%

	Combined	$2,493.2	$2,316.9	$176.3	92.93%	7.07%

Net Operating Revenue(2)

(Millions of dollars)

Year	Entity	Total	Wisconsin	Out-of-State(1)	% of Total in Wisconsin	% of Total Out-of- State
2003	WE	$1,604.1	$1,499.7	$104.4	93.49%	6.51%
	ATC	225.6	200.6	25.0	88.92%	11.08%

	Combined	$1,829.7	$1,700.3	$129.4	92.93%	7.07%
2002	WE	$1,561.2	$1,467.1	$94.1	93.98%	6.02%
	ATC	205.3	191.2	14.1	93.13%	6.87%

	Combined	$1,766.5	$1,658.3	$108.2	93.88%	6.12%
2001	WE	$1,490.0	$1,382.1	$107.9	92.76%	7.24%
	ATC	174.5	167.8	6.7	96.16%	3.84%

	Combined	$1,664.5	$1,549.9	$114.7	93.11%	6.89%

(1)	Out-of-State includes deliveries at the state line plus off system sales of excess gas capacity.

(2)	Net operating revenue for Wisconsin Electric is derived by reducing gross operating revenue by the sum of fuel, purchased power and purchased gas costs.

For more information regarding Wisconsin Electric and its subsidiaries, please see the Form U-3A-2/A filed with the Commission on December 23, 2004, which is attached as Exhibit I-1.

C.	WEC’s Power the Future Strategy

In 2001, WEC, Wisconsin Electric’s parent holding company, commenced the regulatory review process for a proposed ten-year strategy to improve the supply and reliability of electricity in Wisconsin. WEC’s “Power the Future” strategy is intended to meet the growing demand for electricity and ensure a diverse fuel mix while keeping electricity prices reasonable. As part of the Power the Future strategy, WEC planned to: (1) invest approximately $2.5 billion in 2,320 megawatts of new natural gas-based and coal-based generating capacity at existing sites; (2) upgrade Wisconsin Electric’s existing electric generating facilities; and (3) upgrade Wisconsin Electric’s existing electric distribution system.

W.E. Power, LLC (“W.E. Power”), a Wisconsin limited liability company that is a wholly-owned, direct subsidiary of WEC, was formed in 2001 to design, construct, own, finance, and lease to Wisconsin Electric the new generating capacity in the State of Wisconsin proposed as part of WEC’s Power the Future plan, including the generating and transmission facilities discussed below. It does not and will not own any such facilities directly.

Port Washington Generating Station, LLC (“Project Company”), a Wisconsin limited liability company which is a wholly-owned subsidiary of W.E. Power, was formed specifically to develop, construct, and own a 100% interest in two 545 megawatt gas fired, combined cycle generating units located at Wisconsin Electric’s existing Port Washington, Wisconsin power plant site (the “Port Washington Units”). In addition, Project Company will develop, construct, and own a 100% interest in certain transmission facilities necessary to interconnect the Port Washington Units with the ATC transmission grid.

Through a similar arrangement involving a different project company subsidiary, W.E. Power also would provide additional generating and transmission facilities at Wisconsin Electric’s existing Oak Creek, Wisconsin power plant.

As discussed in the Application on Form U-1 of WEC and W.E. Power filed on December 27, 2004 (File No. 70-10276), Project Company will develop and construct the Port Washington Units and the associated transmission facilities necessary to interconnect the units with the ATC transmission grid. Upon completion of construction and the satisfaction of certain conditions precedent, including the successful testing of the units, Project Company will lease the Port Washington Units to Wisconsin Electric pursuant to the terms of 25-year facility leases, one for each unit (the “Facility Leases”), and certain other related contractual arrangements (the “Port Washington Transaction”). (The other contracts are: (1) Ground Lease and Easement Agreements, (2) Ground Sublease Agreements, (3) an Asset Purchase and Sale Agreement, and (4) a Right of First Refusal Agreement.) Once the Port Washington Units are operational, control of the appurtenant transmission facilities will be transferred to ATC.

The Port Washington Transaction is to be implemented using a “leased generation” structure specifically authorized under Wisconsin’s “Leased Generation Law.” See 2001 Wis. Legis. Serv. 16, § 3008mc (West) (codified as Wis. Stat. § 196.52(9)(a)(3)(2002)). This law establishes a new regulatory framework under which non-utility affiliates may develop, construct, and own large-scale dedicated generating facilities within the State of Wisconsin and lease those facilities to their regulated, franchised public utility affiliates. The legislative intent behind the Leased Generation Law is to “provide an incentive for utility holding companies to continue to provide generation services for the affiliate utility’s native load customers.” See Approval of Affiliated Interest Transactions Between W.E. Power; Wisconsin Elec. Power Co.; and Wisconsin Energy Corp., PSCW Docket Nos. 05-AE-109, 05-CE-117, 137-CE-104, and 6650-CG-211 (December 19, 2002). To that end, the statute specifically permits a public utility company to acquire generating resources by leasing them from an affiliate as an alternative to the public utility company constructing the generating facilities itself. In other words, the Leased Generation Law allows a public utility company to build generation indirectly through an affiliate. The Leased Generation Law is limited to leases between a public utility company and an affiliated entity; it does not apply to leases between a public utility company and third parties.

Once the lease provisions become effective, Wisconsin Electric will make fixed monthly lease payments to Project Company for the terms of the Facility Leases. In return, Wisconsin Electric will have the right to possess and operate the Port Washington Units. The Port Washington Units will be integrated with, and operated as part of, Wisconsin Electric’s existing regulated generation fleet. Wisconsin Electric will be responsible for all operations, maintenance, and fuel costs for the Port Washington Units.

Neither Project Company nor its immediate parent, W.E. Power, will operate or control the Port Washington Units or associated transmission facilities. At the end of the terms of the Facility Leases, Wisconsin Electric may, at its option, renew each Facility Lease for a renewal term determined under the terms of the Facility Lease, buy each Port Washington Unit outright from Project Company, or return the units to Project Company in good condition.

Sales of the electricity from the new generation are expected to be made to retail customers in Wisconsin and at wholesale.

ITEM 2 – FEES COMMISSIONS AND EXPENSES

The fees, commissions, and expenses that shall be paid or incurred, directly or indirectly, in connection with the filing of this application are estimated as follows:

Legal fees and expenses	$7,500
Miscellaneous (including printer fees)	1,500

Total	$9,000

ITEM 3 – APPLICABLE STATUTORY PROVISIONS

A.	Summary of Law

Section 2(a)(7) of the Act defines a holding company as a company that, among other things, directly, or indirectly, owns, controls or holds with power to vote, 10% or more of the outstanding voting securities of a public-utility company.

Section 5 of the Act generally requires any holding company, or any person proposing to become a holding company, to file a notification of registration with the Commission. Within 90 days after becoming a registered holding company by filing the notification with the Commission, the holding company is required to file a Form U-5B registration statement with the Commission. Other provisions of the Act require a holding company to file certain information and comply with certain other requirements, unless the holding company is exempt from the requirements of the Act.

The introductory language to Section 3(a) of the Act provides generally that the Commission, by rules and regulations upon its own motion, or by order upon application, shall exempt in certain circumstances any holding company, and every subsidiary company thereof as such, from any provision or provisions of the Act, unless and except insofar as it finds the exemption detrimental to the public interest or the interest of investors or consumers. Section 3(a)(1) of the Act provides an exemption if:

such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

Section 3(a)(2) of the Act provides an exemption if:

such holding company is predominantly a public-utility company whose operations as such do not extend beyond the State in which it is organized and States contiguous thereto.

Pursuant to the introductory language of Section 3(a) of the Act, a holding company can avail itself of the exemption provided in Section 3(a)(1) or 3(a)(2) of the Act either by complying with a Commission rule, or by applying to the Commission for an order, exempting the holding company from the provisions of the Act. The Commission has instituted Rule 2 under the Act to exempt a holding company, and any of its subsidiaries, from the provisions of the Act and rules thereunder, except Section 9(a)(2) of the Act, if the holding company satisfies the conditions of Section 3(a)(1) or Section 3(a)(2) and files an exemption statement on Form U-3A-2 on or before March 1 of each year. Section 3(c) of the Act provides that the Commission shall enter an order granting or denying an application for exemption submitted pursuant to Section 3(a) of the Act within a reasonable time after the Commission receives an application requesting an exemption from the provisions of the Act.

B.	Discussion and Legal Analysis

I.	REQUIREMENT TO REGISTER UNDER SECTION 5 OF THE ACT

Wisconsin Electric is a holding company under the Act by virtue of its greater than 10% ownership interest in two public-utility company subsidiaries, ATC and ATC Management. Unless an exemption is available, Wisconsin Electric will be required to register under Section 5 of the Act. Additionally, unless otherwise exempt, Wisconsin Electric will be required to comply with other requirements because it will be registered pursuant to Section 5 of the Act.

II.	SECTION 3(a)(1) and SECTION 3(a)(2) EXEMPTIONS

Wisconsin Electric believes, and has been filing as though, it is exempt from the Section 5 registration requirements and other provisions of the Act pursuant to Section 3(a)(1) because its operations, and those of its public-utility subsidiaries, are primarily intrastate in character. To qualify for exemption under Section 3(a)(1), Wisconsin Electric and both of its public-utility subsidiaries, ATC and ATC Management, must be predominantly intrastate in character and carry on their business substantially in the state in which they are all organized. The requirements of Section 3(a)(1) are satisfied for the following reasons:

1.	The holding company, Wisconsin Electric, and both of its public-utility subsidiaries — ATC and ATC Management – are all organized in the State of Wisconsin.

2.

In Wisconsin Energy Corporation, et. al., HCAR 35-27329, the Commission granted a Section 3(a)(1) exemption to WEC and to another direct subsidiary of WEC, WICOR, Inc., finding “that the standards of Section 3(a)(1) are satisfied.” In other words, the Commission found, inter alia, that all of the public-utility subsidiaries of WEC and WICOR from which WEC and WICOR derive directly or indirectly any material part of their income are predominantly intrastate in character and carry on their business substantially in Wisconsin. Among these public-utility subsidiaries were Wisconsin Electric, ATC and ATC Management, the same public-utility companies at issue here. No change in circumstances has occurred since the issuance of HCAR 35-27329 that would warrant a different determination. Consequently, Wisconsin Electric and its public-utility subsidiaries continue to be predominantly intrastate in character and they carry on their business substantially in Wisconsin, the state in which they are organized.

Wisconsin Electric also believes that it satisfies the requirements for an exemption under Section 3(a)(2) of the Act. The consolidating financial statements and other information contained in Wisconsin Electric’s Form U-3A-2/A filed as Exhibit I-1 hereto, and the other information contained herein and in Wisconsin Electric’s periodic reports filed under the Securities Exchange Act of 1934, demonstrate that the principal business of Wisconsin Electric is that of operating as a combined electric utility company and gas utility company. It is only incidentally a holding company as a result of its interests in ATC and ATC Management. Wisconsin Electric’s operations as a public-utility company are conducted in the State of Wisconsin, the state in which it is organized, and the State of Michigan, a contiguous state. Wisconsin Electric’s two minority-owned public-utility company subsidiaries, ATC, and ATC’s manager, ATC Management, are both organized in Wisconsin, and their operations are limited to the States of Wisconsin and the contiguous States of Michigan and Illinois. Accordingly, Wisconsin Electric is predominantly a public-utility company whose operations as such do not extend beyond Wisconsin, its state of organization, and states contiguous thereto.

Pursuant to the requirements of Section 3 of the Act and Rule 2, Wisconsin Electric has been annually filing with the Commission statements of exemption on Form U-3A-2, since its acquisition of ownership interests in ATC Management and ATC. However, pursuant to the introductory language of Section 3(a) of the Act, Wisconsin Electric now seeks an order from the Commission that it is exempt pursuant to Section 3(a)(1) and/or 3(a)(2), so that it no longer will be required to file an annual exemption statement pursuant to Rule 2 to remain exempt from the Section 5 registration requirements and the other requirements of the Act, other than Section 9(a)(2) with respect to certain acquisitions of securities of a public-utility company.

ITEM 4 – REGULATORY APPROVAL

No state or federal regulatory approval is required, other than authorization by this Commission.

ITEM 5 – PROCEDURE

The Commission is respectfully requested to issue and publish, as soon as practicable, an order exempting Wisconsin Electric from all of the provisions of the Act, other than Section 9(a)(2) of the Act, pursuant to Section 3(a)(1) and/or 3(a)(2). It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the order. There should be no waiting period between the issuance of the Commission’s order and the date on which it is to become effective.

ITEM 6 – EXHIBITS

EXHIBIT

G-1**	HCAR 35-27329, issued December 28, 2000.

H-1**	Proposed Form of Notice.

I-1**	Amendment No. 2 to Form U-3A-2 filed by Wisconsin Electric Power Company on December 23, 2004 (which amended and restated Wisconsin Electric’s Form U-3A-2 filed on February 26, 2004, as amended by Amendment No. 1 filed on May 17, 2004).

**	Previously filed.

ITEM 7 – INFORMATION AS TO ENVIRONMENTAL EFFECTS

The proposal contained herein does not have any environmental effects in and of itself. No federal agency has prepared or, to Wisconsin Electric’s knowledge, is preparing an EIS with respect to the proposal contained herein.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to the Application to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 11, 2005.

WISCONSIN ELECTRIC POWER COMPANY

By:	/s/ Larry Salustro
Larry Salustro, Executive Vice President and General Counsel